
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)
of the
SECURITIES EXCHANGE ACT OF 1934

Date of Event Requiring Report: May 31, 2007

ENWIN RESOURCES INC.
(Exact name of registrant as specified in its charter)

NEVADA
(State or other jurisdiction of incorporation or organization)


333-100636
(Commission File Number)

98-0379370
(IRS Employer Identification Number)


Nora Coccaro, Chief Executive Officer
2610-1066 West Hastings Street, Vancouver, British Columbia, Canada V6C 3X2
(Address of principal executive offices)

(604) 602-1717
(Registrant's telephone number, including area code)

N/A
(Former Name or Former Address, If Changed Since Last Report.)


Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))


1


ITEM 1.01   ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT

On May 31, 2007, Enwin Resources, Inc., ("Enwin") entered into a Securities Exchange Agreement and Plan of Exchange with Solar Energy Limited ("Solar") and D2Fusion, Inc. ("D2Fusion") whereby Enwin intends to acquire 100% of the outstanding ownership or right to ownership of D2Fusion, a wholly owned subsidiary of Solar, from Solar in exchange for an aggregate of 30,000,000 shares of Enwin's common stock in addition to the following conditions:

- Enwin make available to D2Fusion working capital of no less than $2,000,000;
- Enwin cancel 30,000,000 shares of its issued and outstanding common share capital;
- Enwin change its name to "D2Fusion Corp.";
- Enwin permit Solar to nominate two individuals for appointment to its board of directors.

On consummation of the transaction D2Fusion will be a wholly-owned subsidiary of Enwin and Solar will hold a controlling interest in Enwin. The closing of the transaction is expected to take place as soon as is practicable subject to Enwin shareholder approval and full satisfaction of the disclosure requirements of the Securities Exchange Act of 1934, as amended.

D2Fusion, a Foster City, California and Los Alamos, New Mexico based company, is focused on developing and delivering low-cost, clean, waste-free, practical nuclear energy applications for use in a wide range of environments from homes to industry. Operations are focused on the engineering and development of practical solid-state fusion thermal energy devices derived from work sometimes referred to as LENR (Low Energy Nuclear Reactions) or CANR (Chemically Assisted Nuclear Reactions). These reactions utilize deuterium, a common isotope of hydrogen, which when loaded into solid-state materials produces heat and helium without significant energetic radiation such as neutrons, gammas, and x-rays.

ITEM 9.01   FINANCIAL STATEMENTS AND EXHIBITS

(c)   The following exhibits are filed herewith:

Exhibit No.	*Page No.*	*Description*
10	3	Securities Exchange Agreement and Plan of Exchange between Enwin, Solar and D2Fusion, dated May 31, 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Enwin Resources, Inc.   **Date**

By: /s/ Nora Coccaro   June 1, 2007
Name: Nora Coccaro
Title: Chief Executive Officer

EXHIBIT 10

Securities Exchange Agreement
and
Plan of Exchange

BETWEEN

Enwin Resources, Inc.

AND

Solar Energy Limited

AND

D2Fusion, Inc.

DATED

May 31, 2007

SECURITIES EXCHANGE AGREEMENT AND PLAN OF EXCHANGE

THIS SECURITIES EXCHANGE AGREEMENT AND PLAN OF EXCHANGE (this "**Agreemen**t") is entered into as of May 31, 2007, by and between Enwin Resources, Inc. ("**Enwin**"), a Nevada corporation, Solar Energy Limited ("**Solar**"), a Delaware corporation, and D2Fusion, Inc. ("**D2Fusion**") a California corporation.

WITNESSETH:

WHEREAS, Solar owns common stock of D2Fusion, which stock constitutes 100% of the outstanding ownership or right to ownership of D2Fusion (the "**D2Fusion Shares**"), there being no outstanding preferred shares, warrants, or options to purchase shares of D2Fusion; and

WHEREAS, Enwin desires to acquire from Solar, and Solar desires to convey to Enwin, all of the D2Fusion Shares in exchange for an aggregate of 30,000,000 shares of common stock of Enwin (the "**Enwin Shares**"), par value $0.001, whereby D2Fusion will become a wholly-owned subsidiary of Enwin.

NOW, THEREFORE, in consideration of the premises and of the mutual representations, warranties and agreements set forth herein, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS AND INTERPRETATION

1.1   Defined Terms. Unless otherwise specifically defined in this Agreement or the context otherwise requires, capitalized terms used in this Agreement will have the following meanings:

    1.1.1   "**Affiliate**" or "**Affiliated**" means, in relation to any party, any company or other commercial entity or person which directly or indirectly controls, is controlled by or is under common control with such party or any of such party's directors, managers, supervisors or management personnel.

    1.1.2   "**Agreement**" means this agreement, the recitals hereto and all exhibits and schedules attached to this Agreement, in each case, as they may be amended or supplemented from time to time, and the expressions "hereof", "herein", "hereto", "hereunder", "hereby", and similar expressions, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement; and unless otherwise indicated, references to sections and subsections are to sections and subsections in this Agreement.

    1.1.3   "**Applicable Law**" means any domestic or foreign statute, law, ordinance, regulation, by-law or order that applies to Enwin, Solar or D2Fusion.

    1.1.4   "**Assets**" means all of the properties, rights and assets of D2Fusion including, without limitation, all cash and cash equivalents, prepaid expenses, all investments, accounts receivable, Goodwill and IP, Inventory, Personal Property, and Material Contracts.

1.1.5   "**Business**" means the further development and commercialization of technology intended for the delivery of proprietary solid-state fusion aimed at entry level heat and energy applications for homes and industry.

1.1.6   "**Business Day**" means any day other than a Saturday, a Sunday or a day on which chartered banks in the United States of America are authorized or obligated by law to close.

1.1.7   "**Closing Date**" has the meaning set forth in subsection 2.5.

1.1.8   "**Employees**" means all persons engaged in the Business including employees, employees on leave, contract employees, and owner-operators, if any.

1.1.9   "**Encumbrance**" means any encumbrance of any kind whatever and includes, without limitation, any adverse claim, security interest, mortgage, lien, hypothecation, pledge, assignment, charge, trust or deemed trust (whether contractual, statutory or otherwise arising), or any other right, option or claim of others affecting the Assets, and any covenant or other agreement, restriction or limitation on the transfer of the Assets.

1.1.10   "**Environmental Laws**" includes all applicable laws, statutes, regulations, by-laws, rules and Orders of any Governmental Authority where D2Fusion has carried on business and the common law, relating, in whole or in part, to the environment, and includes those laws relating to the storage, generation, use, handling, manufacture, processing, transportation, import, export, treatment, release or disposal of any Hazardous Substance.

1.1.11   "**Environmental Permits**" includes all certificates, approvals, consents, authorizations, registrations, and licenses issued, granted, conferred, created or required by any Governmental Authority pursuant to any Environmental Laws.

1.1.12   "**Facility**" means the main research and development facility for the Business located in Foster City, California.

1.1.13   "**Fixed Plant and Equipment**" means all plant, machinery and equipment situated on the Lands, if any.

1.1.14   "**Governmental Authority**" includes any domestic or foreign government whether state, federal, provincial, or municipal and any governmental agency, governmental authority, governmental tribunal or governmental commission of any kind whatsoever.

1.1.15   "**Goodwill and IP**" means:

   1.1.15.1 all customer lists, contracts, files, records and outstanding quotations;

   1.1.15.2 all trade marks (registered or not), trade names, designs, URL and domain names, logos, patents, patents pending, industrial design applications, and copyrights (registered or not) used in the Business, including those set forth in Schedule A;

1.1.15.3 all trade secrets and confidential information of D2Fusion in relation to the Business;

1.1.15.4   all proprietary computer software and related manuals owned by or licensed to D2Fusion in relation to the Business;

1.1.15.5 all know-how of the Business including:

    1.1.15.5.1   all information of a scientific or technical nature whether in oral, written, graphic, machine readable, electronic or physical form; and

    1.1.15.5.2   all patterns, plans, designs, research data, research plans, trade secrets and other proprietary know-how, processes, formulas, drawings, technology, blue prints, flow sheets, equipment and parts lists, instructions, manuals, records and procedures.

1.1.16 "**Hazardous Substance**" means any hazardous waste, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good or contaminant as defined or identified in any Environmental Law.

1.1.17 "**Inventory**" means all inventories of products relating to the Business, all supplies, and equipment relating thereto.

1.1.18 "**Lands**" means the lands leased by D2Fusion in relation to the Business including, without limitation, the lands on which the Facility is located.

1.1.19 "**Loss**" means any and all loss, liability, damage, cost or expense actually suffered or incurred by a party resulting from the subject matter of any claim, including the costs and expenses of any action, suit, proceeding, demand, assessment, judgment, settlement or compromise relating thereto (including legal fees on a solicitor's and his own client basis), net of any tax savings arising as a result of expensing the same, less the amount of any judgment awarded as a result of any counterclaim or set-off relating to that claim.

1.1.20 "**Material Contracts**" means those agreements listed in Schedule 3.1.16 and Schedule 3.2.16 hereto.

1.1.21 "**Order**" means any order, judgment, injunction, decree, award or writ of any court, tribunal, arbitrator, Governmental Authority, or other person who is authorized to make legally binding determinations.

1.1.22 "**Permits**" means all permits, licenses, authorizations, agreements or understandings relating to the Business and issued by any Governmental Authority, or to which any Governmental Authority is a party, including, without limitation, the Environmental Permits.

1.1.23 "**Personal Property**" means all of the equipment, vehicles, machinery, furniture, chattels and other tangible personal property used in the Business as at the Closing Date and any and all operating manuals, warranty information or other documentation relating thereto.

1.1.24 "**Pollution**" means any type of environmental damage or contamination which contravenes any Environmental Law, including, without limiting the generality of the foregoing, damage to or contamination by any substance, waste, or goods including, without limiting the generality of the foregoing, any Hazardous Substance.

1.1.25 "**Securities Act**" means the United States Securities Act of 1933, as amended.

1.1.26 "**Commission**" means the Securities and Exchange Commission.

1.1.27 "**Taxes**" means all taxes and similar governmental charges, including:

      1.1.27.1 state, federal, provincial, municipal and local, foreign or other income, franchise, capital, real property, personal property, withholding, payroll, employer health, transfer, sales, use, excise, goods and services, consumption, countervail and value added taxes, all other taxes of any kind relating to Solar, or the Business and imposed by any Governmental Authority, whether disputed or not; and

      1.1.27.2 assessments, charges, duties, fees, imposts, levies or other governmental charges and interest, penalties or additions associated therewith.

1.1.28 "**Tax Returns**" means all reports, returns and other documents filed or required to be filed by D2Fusion in relation to the Business in respect of Taxes or in respect of or pursuant to any domestic or foreign federal, provincial, state, municipal, territorial or other taxing statute.

1.2   Gender and Number. The terms defined in the singular will have a comparable meaning when used in the plural and vice versa, and words importing gender include all genders.

1.3   Currency. Unless specified, all references to currency in this Agreement will mean United States dollars.

1.4   Exhibits. The following exhibits are attached hereto and form part of this Agreement:

Exhibit	*Description*
A	D2Fusion Tradenames/Trademarks, Copyright, and Patents
B	D2Fusion Financials
C	Enwin Financials

1.5   Schedules. The following schedules are attached hereto and form part of this Agreement:

Schedule	*Description*
3.1.16	D2Fusion Material Contracts
3.2.16	Enwin Material Contracts

1.6   Section Headings. The section and subsection headings contained in this Agreement are for reference purposes only and will not in any way affect the meaning or interpretation of this Agreement.

ARTICLE II
EXCHANGE OF SHARES

2.1   Exchange. Upon and subject to the terms of this Agreement, Enwin hereby agrees to issue, exchange and deliver the Enwin Shares, which will consist of thirty million (30,000,000) shares of common stock, to Solar, on the Closing Date, and Solar hereby agrees to exchange, assign, transfer and set over the D2Fusion Shares, which consist of one thousand (1,000) common shares, to Enwin on the Closing Date. The Enwin Shares will be issued to Solar pursuant to the securities transaction exemptions afforded by Section 4(2) of the Securities Act. The shares will be restricted securities bearing a restrictive legend.

2.2   Share Valuation Price. The valuation of the D2Fusion Shares will be deemed equivalent to the valuation of the Enwin Shares.

2.3   Tax Free. The exchange of D2Fusion Shares for the Enwin Shares will be deemed by the parties to be a tax free exchange.

2.4   Resale Restrictions.   The Enwin Shares issued and delivered to Solar will be subject to resale restrictions imposed pursuant to the Securities Act and thus restricted for a period of at least twelve (12) months from the date of issuance.

2.5   Closing Date. The Closing Date of the transaction contemplated hereby will take place on or before July 27, 2007, or as agreed by the parties in writing, at the offices of Enwin, at 11 a.m. Pacific Standard Time.

ARTICLE III
REPRESENTATIONS AND WARRANTIES

3.1.   Solar and D2Fusion. Solar and D2Fusion, jointly and severally, make the representations and warranties set out hereto to Enwin, recognizing that Enwin is relying on such representations and warranties in entering into the transactions contemplated by this Agreement. All due diligence searches, investigations or inspections by Enwin, up to the Closing, are without prejudice to Enwin's right to rely upon the representations and warranties of Solar and D2Fusion in entering into the transactions contemplated by this Agreement.

    3.1.1. Incorporation and Qualification. D2Fusion is duly incorporated, organized and validly subsisting under the laws of the State of California. D2Fusion has all requisite corporate power and authority to own, lease, and operate its respective properties. D2Fusion is duly registered, licensed or qualified to carry on the Business in the jurisdictions in which the nature of the business as now being conducted by it or the property owned or leased by it makes such registration, licensing or qualification necessary.

    3.1.2. Authority, Filings, Consents and Approvals. Solar and D2Fusion have the corporate power and authority to enter into this Agreement and to perform the transactions contemplated by this Agreement. This Agreement has been duly authorized, executed and delivered by Solar and D2Fusion and constitutes a legal, valid and binding obligation of Solar and D2Fusion, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles. No other proceedings on the part of Solar or D2Fusion are necessary to authorize the entering into of this Agreement and the consummation of the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the agreements contemplated herein will not require Solar or D2Fusion, to obtain any consent, waiver, authorization or approval of, or make any filing with or give notice to, any person, except for such consents, waivers, authorizations or approvals which the failure to obtain would not be reasonably likely to have a material adverse effect on the Business.

3.1.3. Capitalization of D2Fusion. The authorized capital of D2Fusion consists of 10,000,000 shares of no par value common stock, of which only the D2Fusion Shares are issued and outstanding. The D2Fusion Shares are duly authorized, validly issued, fully paid and non-assessable and are owned of record and beneficially by Solar, free and clear of any and all Encumbrances.

3.1.4. Corporate Records. All transactions of D2Fusion have been promptly and properly recorded or filed in or with its respective books and records, and the minute books contain complete and accurate records of the meetings and proceedings of shareholders and directors thereof.

3.1.5. D2Fusion's Officers and Directors. Officers: Russ George, president, secretary, treasurer Directors: Russ George, Michael Chinn, Nelson Skalbania.

3.1.6. The D2Fusion Shares. Solar has good and valid title to the D2Fusion Shares, free and clear of all Encumbrances. There are no outstanding options, warrants or rights to purchase or acquire, or securities convertible into or exchangeable for or which carry an obligation to purchase or otherwise acquire, any shares or securities in the capital of D2Fusion and there are no other contracts, commitments, agreements, understandings, arrangements or restrictions which require D2Fusion to issue, sell or deliver any of its respective shares or securities and there are no restrictions on the transfer of the D2Fusion Shares.

3.1.7. Liabilities. Except as shown in its most recent audited financial statements (the "**D2Fusion Financials**"), attached as Exhibit B hereto, D2Fusion has no material liabilities of any kind whatsoever, contingent or non-contingent, other than those incurred in the ordinary course of business, including, without limitation, commercial real estate leases, utilities, telephone, and legal services.

3.1.8. Liabilities at Closing. Except as may otherwise be set forth in Section 3.1.7 above, the value of all liabilities of D2Fusion, including any exposure under any guarantees, as at the Closing will be zero.

3.1.9. Assets. D2Fusion has good and marketable, legal and beneficial title to all of the property comprising its assets as shown on the D2Fusion Financials, free and clear of all Encumbrances. Such assets constitute all of the property, rights and other assets used by D2Fusion, or which are necessary or desirable to conduct D2Fusion's business as conducted prior to the date hereof. Without limiting the generality of the foregoing, none of the personal property or the fixed plant and equipment shown in the D2Fusion Financials is leased or otherwise used in D2Fusion's business subject to any agreement with any third party.

3.1.10. <u>Corporate Records and Financial Statements</u>. All material transactions relating to the Business have been promptly and properly recorded or filed in or with D2Fusion's books and records. The D2Fusion Financials fairly and accurately represent the financial condition and position of the Business as at such date. Solar will furnish to Enwin copies of the D2Fusion Financials, including (a) the audited balance sheets of D2Fusion and the audited statements of income, changes in shareholders' equity and statements of cash flow for the periods ended December 31, 2005 and December 31, 2006, together with the notes thereon and the report of its independent certified public accountants, and (b) the three month interim statements for the period ended March 31, 2007. The audited financial statements and interim statements (i) have been prepared in conformity with United States generally accepted accounting principles applied on a consistent basis from year to year (except as noted otherwise therein), and (ii) assuming D2Fusion will continue as a going concern, are true and correct and present fairly in all material respects the financial condition of D2Fusion and the results of operations and changes in cash flow of D2Fusion for the periods to which each relates.

3.1.11. <u>Environmental Compliance</u>. Except in compliance with Environmental Laws, D2Fusion has not caused or permitted, and D2Fusion and Solar have no knowledge of, any material release or disposal by any person of any Hazardous Substance on or from any premises formerly or presently used in the Business. All Hazardous Substances generated, handled, stored, treated, processed, transported or disposed of in the course of the Business have been generated, handled, stored, treated, processed, transported or disposed of in all material respects, in compliance with applicable Environmental Laws and the Environmental Permits.

3.1.12. <u>Intellectual Property Rights</u>. Exhibit A sets forth a true and complete list of all patents and trademarks ("**Intellectual Property Rights**"), registered or unregistered, owned by or licensed to D2Fusion and used in the Business. The Intellectual Property Rights, and D2Fusion's trade secrets and know how, constitute all of the intellectual property necessary to process, market and sell the products of the Business in the manner presently conducted by D2Fusion. D2Fusion does not use any trademarks or patents other than those listed in Exhibit A, nor does it use any other intellectual property of any third party that it is not licensed or otherwise entitled to use. All registrations with respect to Intellectual Property are valid, current and in good standing.

3.1.13. <u>Payment of Taxes</u>. D2Fusion has paid all Taxes due and payable in relation to the Business and has paid all assessments that D2Fusion has received in respect of Taxes.

3.1.14. <u>Reassessments</u>. No reassessments of Taxes have been issued against D2Fusion in relation to the Business nor is D2Fusion aware of any pending or threatened assessment or reassessment for Taxes. D2Fusion has not executed or filed with any Governmental Authority any agreement extending the period for assessment, reassessment or collection of any Taxes.

3.1.15. <u>Withholdings</u>. D2Fusion has withheld from each payment made to any of the employees of the Business or former employees, officers and directors, and to all other persons, all amounts required by law and will continue to do so until the Closing and has remitted or will remit, such withheld amounts within the prescribed periods to the appropriate Governmental Authority. D2Fusion has charged and collected and have remitted or will remit on a timely basis all Taxes as required by Applicable Law on any sale, supply or delivery whatsoever, made in relation to the Business.

3.1.16. <u>Contracts</u>. D2Fusion is not a party to, or bound by, any material contract, agreement or commitment of any kind in relation to the Business other than this Agreement and the Material Contracts. The Material Contracts are in full force and effect. There is not any pending or threatened cancellation, existing default, or event under any of the Material Contracts which, after notice or lapse of time, or both, would constitute a default under any of the Material Contracts and all of the Material Contracts are terminable on reasonable notice as required by Applicable Law if termination of any of the Material Contracts is not expressly provided for in any of the Material Contracts, or sixty (60) days' notice or less if termination of any of the Material Contracts is expressly provided for in any of the Material Contracts.

3.1.17. <u>Employees</u>. Complete and accurate particulars of the Employees pertaining to the date of hire of such employees and their annual remuneration and the names of those on long term disability, workers' compensation or leave of absence (if any) will be provided to Solar upon request. D2Fusion does not have any written employment agreements relating to any of the Employees, except that Employment Agreement with Russ George.

3.1.18. <u>Collective/Employment Agreements</u>. None of the Employees is employed under a contract which cannot be terminated by D2Fusion, with or without notice, including those employees who are employed on indefinite hire requiring reasonable notice of termination by Applicable Law. D2Fusion is not a party, either directly or by operation of law, to any collective agreement. No trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any of the employees of the Business by way of certification, interim certification, voluntary recognition, or successor rights. There are no threatened or pending union organizing activities involving the Employees and there are no threatened labor disputes or work stoppages relating to, or connected with, the Business.

3.1.19. <u>Occupational Health and Safety</u>. There are no outstanding inspection orders or charges or any other Orders made against D2Fusion or the Business. D2Fusion is in compliance with all occupational health and safety rules and regulations in all material respects in relation to the Business and there are no outstanding violations of such rules and regulations.

3.1.20. <u>Insurance</u>. All insurance policies relating to the Business are in full force and effect and D2Fusion is not in default with respect to any of the provisions contained in any such insurance policy. D2Fusion is not aware of any events or occurrences that could reasonably form the basis for a claim under D2Fusion's policies of insurance.

3.1.21. <u>Permits</u>. D2Fusion will own, possesses and will be in compliance with, all Permits required by any Governmental Authority and necessary to conduct the Business.

3.1.22. <u>Absence of Legal Conflicts</u>. The execution and delivery of this Agreement by Solar and D2Fusion does not, and the performance of this Agreement by such parties and the completion by them of the transactions contemplated by this Agreement will not:

    3.1.22.1.   conflict with or violate the constating documents of D2Fusion or Solar, or any resolution of the director of D2Fusion or the directors of Solar;

    3.1.22.2.   conflict with or violate any Applicable Law; or

    3.1.22.3.   result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance on any of Assets pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Solar or D2Fusion is a party in relation to the Business or by which the Business or the Assets is bound or affected, which, in any such case, would prohibit or delay such Parties' ability to perform their respective obligations under this Agreement.

3.1.23 <u>Reporting Status</u>.   Solar is subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended and is current in all required filings with the Commission as of the Closing Date of this Agreement. Solar's reports filed with the Commission can be viewed at *www.sec.gov*.

3.1.24. <u>Litigation</u>.   There are no claims, actions, proceedings, suits, investigations or reviews pending or threatened against Solar or D2Fusion or otherwise in relation to the Business or the Assets or the D2Fusion Shares, before or by any Governmental Authority, except for an ongoing Commission review of the adequacy of Solar's disclosure under the Securities Exchange Act of 1934, as amended.

3.1.25. <u>Conduct of Business - Changes</u>. Since March 31, 2007:

    3.1.25.1.   D2Fusion has conducted the Business in the ordinary course, using reasonable efforts to preserve the Business;

    3.1.25.2There has not been any material adverse change in the Assets, affairs or financial condition of the Business;

    3.1.25.3D2Fusion has not:

        3.1.25.3.1.   increased the compensation paid or payable to any of the Employees or increased the benefits to which the Employees are entitled or provided any new benefits for any such employees; or

        3.1.25.3.2.   modified, amended or terminated any contract to which it is or was a party in relation to the Business, except in the ordinary course of business with a view to the best interests of the Business.

3.1.26. Copies of Documents etc. True and complete copies of the documents and agreements listed in the Exhibits hereto which are in writing has been made available to Solar and its counsel for review.

3.1.27 Investment Intent. Solar is acquiring the Enwin Shares for investment purposes only and not with a view of immediate resale or distribution and will not resell or otherwise transfer or dispose of the Enwin Shares except in accordance with the provisions of all Applicable Laws.

3.1.28 Due Diligence Investigation. Solar is aware that Enwin is a development stage company with operating losses. Enwin has made available all of its books and records for Solar's inspection, and Solar has had the opportunity and has conducted a due diligence investigation of Enwin. Solar is relying upon its due diligence investigation in making and entering this transaction, and is relying upon Enwin's representations and warranties only to the extent that such reliance is reasonable in light of its own due diligence investigation.

3.2.   Enwin. Enwin makes the representations and warranties set out hereto to Solar and D2Fusion, recognizing that Solar and D2Fusion are relying on such representations and warranties in entering into the transactions contemplated by this Agreement. All due diligence searches, investigations or inspections by Enwin and D2Fusion, up to the Closing, are without prejudice to Solar's and D2Fusion's right to rely upon the representations and warranties of Enwin in entering into the transactions contemplated by this Agreement.

3.2.1.   Incorporation   and   Qualification. Enwin is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada and is duly qualified as a foreign corporation in all jurisdictions in which the failure to so qualify would have a material adverse effect on Enwin.

3.2.2.   Authority,   Filings,   Consents   and Approvals. Enwin has the corporate power and authority to enter into this Agreement and to perform the transactions contemplated by this Agreement subject to shareholder approval and the filing of pertinent disclosure filings with the Commission. This Agreement has been duly authorized, executed and delivered by Enwin and, subject to shareholder approval, constitutes a legal, valid and binding obligation of Enwin, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles. No other proceedings on the part of Enwin are necessary to authorize the entering into of this Agreement and the consummation of the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the agreements contemplated herein will not require Enwin to obtain any consent, waiver, authorization or approval of, or make any filing with or give notice to, any person, except for any such consents, waivers, authorizations or approvals which relate to shareholder approval and disclosure filings with the Commission.

3.2.3 Capitalization of Enwin. The authorized capital of Enwin consists of one billion (1,000,000,000) common shares par value $0.001, of which forty two million five hundred thousand (42,500,000) common shares are issued and outstanding (the "**Outstanding Shares**") of which thirty million (30,000,000) will be cancelled on or before the Closing Date. The Outstanding Shares are duly authorized, validly issued, fully paid and non-assessable.

3.2.4 The Enwin Shares. Enwin has not granted any other rights nor incurred any other commitments to purchase, acquire, convert or exchange any other securities for common shares of Enwin and there are no other contracts, commitments, agreements, understandings, arrangements or restrictions that require Enwin to issue, sell or deliver any of its stock or other securities. Enwin has sufficient authorized, unissued shares of its common stock to consummate the transactions contemplated herein, and such stock bears no restriction on issuance that would prohibit issuance to Solar as contemplated herein.

3.2.5 Corporate Records. All transactions of Enwin have been promptly and properly recorded or filed in or with its respective books and records, and the minute books contain complete and accurate records of the meetings and proceedings of stockholders and directors thereof.

3.2.6 Enwin Directors and Officers. Nora Coccaro is the sole director and officer of Enwin.

3.2.7 Liabilities. Except as shown in its most recent publicly released audited financial statements (the "**Enwin Financials**"), attached as Exhibit C hereto, Enwin has no material liabilities of any kind whatsoever, contingent or non-contingent, other than those incurred in the ordinary course of business, including, without limitation, commercial real estate leases, utilities, telephone, and legal services.

3.2.8 Liabilities at Closing. Except as may otherwise be set forth in Section 3.2.7 above, the value of all liabilities of Enwin, including any exposure under any guarantees, as at the Closing Date, will be zero.

3.2.9 Assets. Enwin has good and marketable, legal and beneficial title to all of the property comprising its assets as shown on the Enwin Financials, free and clear of all Encumbrances. Such assets constitute all of the property, rights and other assets used by Enwin, or which are necessary or desirable to conduct Enwin's business as conducted prior to the date hereof. Without limiting the generality of the foregoing, none of the personal property or the fixed plant and equipment shown in the Enwin Financials is leased or otherwise used in Enwin's business subject to any agreement with any third party.

3.2.10 Available Funds. As of the Closing Date Enwin will have a minimum of two million U.S. dollars ($2,000,000) in working capital available for the furtherance of D2Fusion's twelve (12) month budget and business plan minus any amounts already spent by Enwin on the Business either directly or indirectly in the form of loans to D2Fusion.

3.2.11 Corporate Records and Financial Statements. All material transactions relating to Enwin's business have been promptly and properly recorded or filed in or with Enwin's books and records. The minute books of Enwin contain complete and accurate records of the meetings and proceedings of stockholders and directors thereof. Enwin will furnish to Solar copies of the Enwin Financials, including the (a) audited balance sheets of Enwin and the audited statements of income, changes in shareholders' equity and statements of cash flow for the periods ended August 31, 2006 and 2005, together with the notes thereon and the report of its independent certified public accountants, and (b) the six month interim statements for the period ended February 28, 2007. The audited financial statements (i) have been or will be prepared in conformity with United States generally accepted accounting principles applied on a consistent basis from year to year (except as noted otherwise therein), and (ii) assuming Enwin will continue as a going concern, are true and correct and present fairly in all material respects the financial condition of Enwin and the results of operations and changes in cash flow of Enwin for the periods to which each relates.

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3.2.12 Environmental Compliance. Except in compliance with Environmental Laws, to the knowledge of Enwin and its directors, Enwin has not caused or permitted, and Enwin and its directors have no knowledge of, any material release or disposal by any person of any Hazardous Substance on or from any premises formerly or presently used in Enwin's business. All Hazardous Substances generated, handled, stored, treated, processed, transported or disposed of in the course of Enwin's business have been generated, handled, stored, treated, processed, transported or disposed of in all material respects, in compliance with applicable Environmental Laws.

3.2.13 Payment of Taxes. Enwin has paid all Taxes due and payable in relation to Enwin's business and has paid all assessments that Enwin has received in respect of Taxes.

3.2.14 Reassessments. No reassessments of Taxes have been issued against Enwin in relation to Enwin's Business nor is Enwin aware of any pending or threatened assessment or reassessment for Taxes. Enwin has not executed or filed with any Governmental Authority any agreement extending the period for assessment, reassessment or collection of any Taxes.

3.2.15 Withholdings. Enwin has withheld from each payment made to any of its current or former employees, officers and directors, and to all other persons, all amounts required by law and will continue to do so until the Closing Date. Enwin has remitted or will remit, such withheld amounts within the prescribed periods to the appropriate Governmental Authority. Enwin has charged and collected and has remitted or will remit on a timely basis all Taxes as required by Applicable Law on any sale, supply or delivery whatsoever, made in relation to Enwin's business.

3.2.16 Contracts. Enwin is not a party to, or bound by, any material contract, agreement or commitment of any kind in relation to the Business other than this Agreement and the Material Contracts. The Material Contracts are in full force and effect. There is not any pending or threatened cancellation, existing default, or event under any of the Material Contracts which, after notice or lapse of time, or both, would constitute a default under any of the Material Contracts and all of the Material Contracts are terminable on reasonable notice as required by Applicable Law if termination of any of the Material Contracts is not expressly provided for in any of the Material Contracts, or sixty (60) days' notice or less if termination of any of the Material Contracts is expressly provided for in any of the Material Contracts.

3.2.17   <u>Employees</u>. Complete and accurate particulars of Enwin's employees pertaining to the date of hire of such employees and their annual remuneration and the names of those on long term disability, workers' compensation or leave of absence (if any) will be provided to Solar upon request. Enwin does not have any written employment agreements relating to any of its employees.

3.2.18   <u>Collective/Employment Agreements</u>. None of Enwin's employees is employed under a contract that cannot be terminated by Enwin, with or without notice, including those employees who are employed on indefinite hire requiring reasonable notice of termination by Applicable Law. Enwin is not a party, either directly or by operation of law, to any collective bargaining agreement. No trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any of Enwin's employees by way of certification, interim certification, voluntary recognition, or successor rights. There are no threatened or pending union organizing activities involving Enwin's employees and there are no threatened labor disputes or work stoppages relating to, or connected with, Enwin's business.

3.2.19   <u>Occupational Health and Safety</u>. There are no outstanding inspection orders or charges or any other Orders made against Enwin or its business. Enwin is in compliance with all occupational health and safety rules and regulations in all material respects in relation to its business and there are no outstanding violations of such rules and regulations.

3.2.20   <u>Insurance</u>. Enwin carries no insurance related to its business or assets.

3.2.21   <u>Permits</u>. Enwin is in possession of and is in compliance with all Permits required by any Governmental Authority that are necessary to conduct Enwin's business.

3.2.22   <u>Absence of Legal Conflict</u>.   The execution and delivery of this Agreement by Enwin does not, and the performance of this Agreement by Enwin and the consummation by it of the transactions contemplated by this Agreement will not:

3.2.22.1   conflict with or violate the constating documents of Enwin;

3.2.22.2   conflict   with   or   violate   any Applicable Law; or

3.2.22.3   result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Enwin is a party or by which Enwin or any of its properties is bound or affected, which, in any such case, would prohibit or delay Enwin's ability to perform its obligations under this Agreement.

3.2.23   <u>Reporting Status</u>.   Enwin is subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended and is current in all required filings with the Commission as of the Closing Date of this Agreement. Enwin's reports filed with the Commission can be viewed at *www.sec.gov*.

3.2.24 Litigation. There are no claims, actions, proceedings, suits, investigations or reviews pending or, to the knowledge of Enwin's director, threatened against Enwin or otherwise in relation to Enwin or its assets or the Outstanding Shares, before or by any Governmental Authority or court.

3.2.25 Conduct of Business - Changes. Since February 28, 2007:

> 3.2.25.1 Enwin has conducted its business in the ordinary course, using reasonable efforts to preserve such business;

> 3.2.25.2 there has not been any material adverse change in Enwin's assets, affairs or financial condition of Enwin's business;

> 3.2.25.3 Enwin has not:

> > 3.2.25.3.1 increased the compensation paid or payable to any of its employees or increased the benefits to which its employees are entitled or provided any new benefits for any such employees; or

> > 3.2.25.3.2 modified, amended or terminated any contract to which it is or was a party in relation to Enwin's business, except in the ordinary course of business with a view to the best interests of Enwin's business.

3.2.26 Copies of Documents etc. True and complete copies of the documents and agreements listed in the Exhibits and Schedules hereto have been made available to Solar and its counsel for review.

3.2.27 Investment Intent. Enwin is acquiring the D2Fusion Shares for investment purposes only and not with a view to or for resale or distribution and will not resell or otherwise transfer or dispose of the D2Fusion Shares except in accordance with the provisions of all Applicable Laws.

3.2.28 Due Diligence Investigation. Enwin is aware that D2Fusion is an early stage start-up company with little operating history that has been funded entirely by loans from Solar. Solar and D2Fusion have made available all of its books and records for Enwin's inspection, and Enwin has had the opportunity and has conducted a due diligence investigation of D2Fusion and Solar. Enwin is relying upon its due diligence investigation in making and entering this transaction, and is relying upon D2Fusion and Solar's representations and warranties only to the extent that such reliance is reasonable in light of its own due diligence investigation.


ARTICLE IV
CLOSING


4.1. <u>Solar's and D2Fusion's Deliveries at Closing.</u> At the Closing or as soon as practicable thereafter, Solar and D2Fusion will deliver to Enwin the following:

    4.1.1.   Share certificates representing the D2Fusion Shares, duly endorsed for transfer to Enwin, to be delivered to Enwin at Closing;

    4.1.2.   A certified copy of the resolution of the board of directors of Solar authorizing the execution and delivery of this Agreement and all documents to be executed and delivered by Solar at Closing.

    4.1.3.   Any consents required to transfer the D2Fusion Shares to Enwin;

    4.1.4.   All discharges and notices of discharge, estoppel letters, pay-out letters or similar discharging documentation, in registrable form if required, which are necessary or desirable to effect or evince the discharge of any Encumbrances, all of which are satisfactory in form and content to Enwin, acting reasonably;

    4.1.5.   A certificate jointly signed by an officer of Solar and officer of D2Fusion, certifying that at and as of the Closing Date, the representations and warranties contained in this Agreement are true and correct as if made at the Closing Date and that all covenants, agreements and conditions required by this Agreement to be performed or complied with by D2Fusion or Solar prior to or at the Closing Date have been performed and complied with; and

    4.1.6.   Such other documents, certificates, instruments and agreements as are required or contemplated to be delivered by D2Fusion or Solar pursuant to this Agreement.

4.2   <u>Enwin's Deliveries at Closing.</u> At the Closing, Enwin will deliver to Solar and D2Fusion as applicable:

    4.2.1.   A share certificate representing the Enwin Shares, to be delivered to Solar at Closing;

    4.2.2.   A certified copy of resolutions of the board of directors of Enwin authorizing:

    4.2.2.1. the purchase of the D2Fusion Shares by Enwin;

    4.2.2.2. the execution and delivery of this Agreement and all documents to be executed and delivered by Enwin at Closing;

    4.2.2.3. the appointment by Solar, at its option, to nominate up to 2 of the 3 proposed directors of Enwin.

    4.2.3.   A certificate of an officer of Enwin, dated as of the Closing Date, certifying on behalf of Enwin that at and as of the Closing Date the representations and warranties of Enwin contained in this Agreement are true and correct as if made at the Closing Date and that all covenants, agreements and conditions required by this Agreement to be performed or complied with by Enwin prior to or at the Closing Date have been performed and complied with, except as otherwise specifically disclosed to Solar by notice in writing; and

4.2.4. Such other documents, certificates, instruments and agreements as are required or contemplated to be delivered by Enwin pursuant to this Agreement.

ARTICLE V
CONDITIONS PRECEDENT TO CLOSING

5.1. <u>Conditions Precedent to Obligations of Enwin.</u> The obligations of Enwin under this Agreement to consummate the Closing contemplated hereby will be subject to the satisfaction on or before the Closing Date, of the following conditions, *provided, however*, that Enwin may waive the pre-Closing performance of the following conditions (as conclusively established by Closing) without waiving its right to require the post-Closing performance of the following conditions (unless expressly waived in a signed writing):

5.1.1. Representations and Warranties True. The representations and warranties of Solar and D2Fusion will be in all material respects true and accurate as of the date when made, and, except as to representations and warranties which are expressly limited to a state of facts existing at a time prior to the Closing, will be in all material respects true and accurate at and as of the Closing Date.

5.1.2. Performance of Covenants. Solar and D2Fusion will have performed and complied in all material respects with each and every covenant, agreement and condition required by this Agreement to be performed or complied with by it prior to or as of the Closing Date.

5.1.3. No Governmental or Other Proceeding or Litigation. No order of any court or administrative agency will be in effect which restrains or prohibits any transaction contemplated hereby; and no suit, action, other than the exercise of dissenters' rights, investigation, inquiry or proceeding by any governmental body or other person or entity will be pending or threatened against D2Fusion which challenges the validity or legality, or seeks to restrain the consummation, of the transactions contemplated hereby.

5.1.4. Business Plan. Solar and D2Fusion will have provided to Enwin a twelve (12) month budget and business plan satisfactory to Enwin.

5.1.5. Closing Documentation. Enwin will have received the documents identified in Section 4.1 and such additional documentation at the Closing Date as Enwin and its counsel may reasonably require to evidence compliance by Solar and D2Fusion with all of their obligations under this Agreement.

5.2 <u>Conditions Precedent to Obligations of</u> Solar and D2Fusion. The obligations of Solar and D2Fusion under this Agreement to consummate the Closing contemplated hereby will be subject to the satisfaction, or to the waiver by Solar and D2Fusion on or before the Closing Date of the following conditions, *provided, however*, that Solar and D2Fusion may waive the pre-Closing performance of the following conditions (as conclusively established by Closing) without waiving their right to require the post-Closing performance of the following conditions (unless expressly waived in a signed writing):

5.2.1. Representations and Warranties True. The representations and warranties of Enwin will be in all material respects true and accurate as of the date when made, and, except as to representations and warranties which are expressly limited to a state of facts existing at a time prior to the Closing, will be in all material respects true and accurate at and as of the Closing Date.

5.2.2. Performance of Covenants. Enwin will have performed and complied in all material respects with each and every covenant, agreement and condition required by this Agreement to be performed or complied with by it prior to or as of the Closing Date, including but not limited to, the condition that as of the Closing Date Enwin will have a minimum of two million U.S. dollars ($2,000,000) in working capital available for the implementation of D2Fusion's twelve (12) month budget and business plan minus any amounts already spent by Enwin on the Business either directly or indirectly in the form of loans to D2Fusion.

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5.2.3. No Governmental or Other Proceeding or Litigation. No order of any court or administrative agency will be in effect which restrains or prohibits any transaction contemplated hereby; and no suit, action, other than the exercise of dissenters' rights, investigation, inquiry or proceeding by any governmental body or other person or entity will be pending or threatened against Enwin which challenges the validity or legality, or seeks to restrain the consummation, of the transactions contemplated hereby.

5.2.4. Share Cancellation. Enwin will have cancelled and returned to authorized share capital thirty million (30,000,000) common shares of those Outstanding Shares described in this Agreement.

5.2.5. Closing Documentation. Solar and D2Fusion will have received the documents identified in Section 4.2 and such additional documentation at the Closing as Solar and D2Fusion and their respective counsel may reasonably require to evidence compliance by Enwin with all of its obligations under this Agreement.

ARTICLE VI
INDEMNIFICATION

6.1   Indemnity of Solar. Enwin agrees to defend, indemnify and hold harmless Solar from and against, and to reimburse Solar with respect to, all liabilities, losses, costs and expenses, including, without limitation, reasonable attorneys' fees and disbursements ("Solar's Losses"), asserted against or incurred by Solar by reason of, arising out of, or in connection with any material breach of any representation or warranty contained in this Agreement made by Enwin or in any document or certificate delivered by Enwin pursuant to the provisions of this Agreement or in connection with the transactions contemplated thereby. Notwithstanding the foregoing provisions of this Section 6.1, no claim for indemnification will be made by Solar against Enwin unless and until the aggregate Solar Losses will exceed $25,000.

6.2   Indemnity of Enwin. Solar and D2Fusion, jointly and severally, agree to defend, indemnify and hold harmless Enwin from and against, and to reimburse Enwin with respect to, all liabilities, losses, costs and expenses, including, without limitation, reasonable attorneys' fees and disbursements ("Enwin Losses"), asserted against or incurred by Enwin by reason of, arising out of, or in connection with any material breach of any representation or warranty contained in this Agreement and made by Solar and D2Fusion or in any document or certificate delivered by Solar and D2Fusion pursuant to the provisions of this Agreement or in connection with the transactions contemplated thereby; provided, however, that Solar will only be required to defend, indemnify and hold harmless Enwin for the representations and warranties made by Solar. Notwithstanding the foregoing provisions of this Section 6.2, no claim for indemnification will be made by Enwin against Solar and D2Fusion unless and until the aggregate Enwin Losses will exceed $25,000.

6.3   Indemnification Procedure. A party (an "**Indemnified Party**") seeking indemnification will give prompt notice to the other party (the "**Indemnifying Party**") of any claim for indemnification arising under this Article VI. The Indemnifying Party will have the right to assume and to control the defense of any such claim with counsel reasonably acceptable to such Indemnified Party, at the Indemnifying Party's own cost and expense, including the cost and expense of reasonable attorneys' fees and disbursements in connection with such defense, in which event the Indemnifying Party will not be obligated to pay the fees and disbursements of separate counsel for such in such action. In the event, however, that such Indemnified Party's legal counsel will determine that defenses may be available to such Indemnified Party that are different from or in addition to those available to the Indemnifying Party, in that there could reasonably be expected to be a conflict of interest if such Indemnifying Party and the Indemnified Party have common counsel in any such proceeding, or if the Indemnified Party has not assumed the defense of the action or proceedings, then such Indemnifying Party may employ separate counsel to represent or defend such Indemnified Party, and the Indemnifying Party will pay the reasonable fees and disbursements of counsel for such Indemnified Party. No settlement of any such claim or payment in connection with any such settlement will be made without the prior written consent of the Indemnifying Party which consent will not be unreasonably withheld.

ARTICLE VII
SURVIVAL OF REPRESENTATIONS AND WARRANTIES

7.   All representations and warranties of the parties contained in this Agreement and in all ancillary agreements, instruments and certificates delivered on the Closing Date will not merge on, and will survive the Closing Date, the acquisition of D2Fusion, the payment of the Enwin Shares, and any reorganization, amalgamation, sale or transfer of D2Fusion or Enwin and will continue in full force and effect thereafter for a period of 2 years after the Closing Date.

ARTICLE VIII
MISCELLANEOUS

8.1.   Amendment and Modification; Waiver. This Agreement may only be amended or modified in writing, signed by all of the parties hereto. No waiver in writing of any provision of this Agreement will constitute a waiver of any other provision nor will any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

8.2.   Further Assurances. The parties will execute and deliver such further documents and do such further and other things as may be necessary to carry out and give effect to the intent of this Agreement and the transactions contemplated hereby.

8.3.   Expenses. Except as otherwise expressly provided in this Agreement and whether or not the transactions contemplated by this Agreement are completed, the parties will bear their own respective expenses (including, but not limited to, all compensation and expenses of counsel, consultants, actuaries and independent accountants) incurred in connection with this Agreement and the transactions contemplated hereby.

8.4.   Public Disclosure. The parties agree that, except as may be required to comply with the requirements of Applicable Laws, the parties will keep the terms of this Agreement, and the agreements entered into in relation hereto, confidential. In this regard, Enwin, D2Fusion and Solar acknowledge that Enwin and Solar are publicly traded companies and that Enwin and Solar may decide, in their sole discretion, when and how to comply with applicable reporting requirements emerging from their publicly traded status.

8.5.   Assignment. No party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other parties hereto, such consent not to be unreasonably withheld.

8.6.   Parties in Interest. This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective successors, heirs or other personal legal representatives and permitted assigns. Except as expressly provided in this Agreement, nothing in this Agreement is intended to confer upon any person other than Enwin, D2Fusion and Solar or their respective successors, heirs or other personal legal representatives or permitted assigns, any rights or remedies under or by reason of this Agreement.

8.7.   Counterparts. This Agreement and any amendments hereto may be executed in one or more counterparts, each of which will be deemed to be an original by the parties executing such counterpart, but all of which will be considered one and the same instrument. A signed facsimile or telecopied copy of this Agreement will be effectual and valid proof of execution and delivery.

8.8.   Performance on Holidays. If any action is required to be taken pursuant to this Agreement on or by a specified date which is not a Business Day, then such action will be valid if taken on or by the next succeeding Business Day.

8.9   Notice. All communications, notices, requests, consents or demands given or required under this Agreement will be in writing and will be deemed to have been duly given when delivered to, or received by prepaid registered or certified mail or recognized overnight courier addressed to, or upon receipt of a facsimile sent to, the party for whom intended, as follows, or to such other address or facsimile number as may be furnished by such party by notice in the manner provided herein:

If to Enwin:

Enwin Resources, Inc.
2610-1066 West Hastings Street
Vancouver, British Columbia, Canada V6E 3X2
Attention: Nora Coccaro, Chief Executive Officer
Phone Number: (604) 602-1717
Fax Number: (604) 687-6755

With a copy to:

 _____
 _____
 _____
Attention:_____
Phone Number: _____
Fax Number: _____

If to D2Fusion:

 D2Fusion, Inc.
 1181 Chess Drive Suite H
 Foster City, CA 94404
 Attention: Russ George, President
 Phone Number: (650) 638-1975
 Fax Number: (650) 475-3949

With a copy to:

 John J. Camozzi, Esq.
 Dillingham & Murphy LLP
 225 Bush Street, Floor 6
 San Francisco, CA 94104
 Phone Number: (415) 397-2700
 Fax Number: (415) 397-3300

If to Solar:

 Solar Energy Limited
 145-925 West Georgia Street
 Vancouver, British Columbia, Canada V6C 3L2
 Attention: Andrew Wallace, Chief Executive Officer
 Phone Number: (604) 669-4771
 Fax Number: (604) 669-4731

With a copy to:

 Orsa & Company
 600 Westwood Terrace
 Austin, TX
 Attention: Ruairidh Campbell
 Phone Number: (512) 462-3327
 Fax Number: (512) 462-3328

8.10   Name Change. Subject to shareholder and regulatory approval, Enwin will change its name to "D2Fusion Corp." as soon as is practicable subsequent to the execution of this Agreement.

8.11.   Governing Law. This Agreement will be construed and enforced in accordance with and governed by the laws of the State of Nevada, without reference to principles of conflicts of law. Each of the parties consents to the jurisdiction of the federal courts whose districts encompass any part of the State of Nevada in connection with any dispute arising under this Agreement and hereby waives, to the maximum extent permitted by law, any objection, including any objection based on forum non conveniens, to the bringing of such proceeding in such jurisdictions. Each party hereby agrees that if another party to this Agreement obtains a judgment against it in such a proceeding, the party which obtained such judgment may enforce same by summary judgment in the courts of any country having jurisdiction over the party against whom such judgment was obtained, and each party hereby waives any defenses available to it under local law and agrees to the enforcement of such a judgment. Each party to this Agreement irrevocably consents to the service of process in any such proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to such party at its address set forth herein. Nothing herein will affect the right of any party to serve process in any other manner permitted by law.

8.12.   Severability. If any provision of this Agreement is held to be invalid or unenforceable by a court of competent jurisdiction, this Agreement will be interpreted and enforceable as if such provision were severed or limited, but only to the extent necessary to render such provision and this Agreement enforceable.

8.13.   Entire Agreement. This Agreement, the Exhibits and any instruments and agreements to be executed pursuant to this Agreement, sets forth the entire understanding of the parties hereto with respect to its subject matter, merges and supersedes all prior and contemporaneous understandings with respect to its subject matter and may not be waived or modified, in whole or in part, except by a writing signed by each of the parties hereto. No waiver of any provision of this Agreement in any instance will be deemed to be a waiver of the same or any other provision in any other instance. Failure of any party to enforce any provision of this Agreement will not be construed as a waiver of its rights under such provision.

IN WITNESS WHEREOF each of the parties hereto has executed this Agreement as of the date first set forth above.

Solar Energy Limited

/s/ Andrew Wallace
By: Andrew Wallace
Chief Executive Officer

D2Fusion, Inc.

/s/ Russ George
By: Russ George
President

Enwin Resources, Inc.

/s/ Nora Coccaro
By: Nora Coccaro
Chief Executive Officer

EXHIBIT A

D2FUSION'S TRADENAMES/TRADEMARKS, COPYRIGHT, AND PATENTS

To Be Provided Prior to Closing

EXHIBIT B

D2FUSION FINANCIALS

To Be Provided Prior to Closing

EXHIBIT C

ENWIN FINANCIALS

To Be Provided Prior To Closing

SCHEDULE 3.1.16

D2FUSION'S MATERIAL CONTRACTS

To Be Provided Prior to Closing

SCHEDULE 3.2.16

ENWIN'S MATERIAL CONTRACTS

To Be Provided Prior To Closing